UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

GREATBATCH, INC.
(Exact name of registrant as specified in its charter)

Delaware	1-16137	16-1531026
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S Employer Identification No.)

2595 Dallas Parkway
Suite 310
Frisco, Texas 75034
(Address of principal executive offices)

Thomas J. Mazza
(716) 759-5600
(Name and telephone number, including area code,
of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Introduction
Greatbatch, Inc. (the “Company” or “Greatbatch”) was founded in 1970 and is a Delaware corporation incorporated in 1997. The Company has two reportable segments: Greatbatch Medical and QiG Group (“QiG”). Greatbatch Medical designs and manufactures medical devices and components where Greatbatch either owns the intellectual property or has unique manufacturing and assembly expertise. Greatbatch Medical provides medical devices and components to the following markets: cardiac/neuromodulation; orthopaedic; portable medical; vascular; energy, military, and environmental. The segment’s products include: batteries, capacitors, EMI filters, feedthroughs, coated electrodes, precision components, enclosures and related components, stimulation leads, introducers, catheters, cases and trays, implants, instruments, primary cells, and primary and secondary battery packs. Greatbatch Medical also offers value-added assembly and design engineering services for medical devices that utilize its component products.
QiG focuses on developing medical device systems for some of healthcare’s most pressing challenges and reflects Greatbatch’s strategic evolution of its product offerings in order to raise the growth and profitability profile of the Company. Through the research and development professionals in QiG, the Company is investing in three areas - new medical device systems commercialization, collaborative programs with original equipment manufacturers customers, and strategic equity positions in start-up companies - to grow a diversified and distinctive portfolio. QiG’s products include neural interface thin-film electrodes for the neuroscience and clinical markets.
In August 2012, the Securities and Exchange Commission (“SEC”) adopted Rule 13p-1 (“Rule 13p-1”) pursuant the mandate of Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. This rule requires all public companies that manufacture, or contract to manufacture, products to annually disclose whether columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin and tungsten (“Necessary Conflict Minerals”) are necessary to the functionality or production of these products and whether the Necessary Conflict Minerals originated in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”). For the majority of products discussed above, the performance requirements imposed by the markets we serve often require the use of tin, tungsten, tantalum or gold (“3TG”).

Greatbatch’s policy with respect to the sourcing of conflict minerals can be found at www.greatbatch.com under the “Investor Relations” drop down menu and clicking on “Governance.”

Section 1 – Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure
Greatbatch has concluded in good faith that during the 2013 calendar year:

(i)	Greatbatch has manufactured and contracted to manufacture products containing 3TG and have determined that the use of these minerals is necessary to the functionality or production of these products.

(ii)
Based on the “reasonable country of origin inquiry” (“RCOI”) conducted, Greatbatch does not have reason to believe that the Necessary Conflict Minerals used within our capacitors product line originated in the Covered Countries. The two suppliers of Necessary Conflict Minerals used in this product line certified to the Company that the material was sourced outside the Covered Countries. Additionally, it was confirmed through the Electronic Industry Citizenship Coalition (“EICC”) and the Global e-Sustainability Initiative (“GeSI”) that the smelters utilized by these two suppliers were located outside the Covered Countries.

(iii)
For the remainder of our product lines that utilize Necessary Conflict Minerals, based on the RCOI conducted, we were unable to obtain 100% confirmation from the direct suppliers for those product lines as to the location or source of the 3TG or component parts containing 3TG that they sell to Greatbatch. Therefore, the Company conducted due diligence activities on and details these activities in the attached Conflict Minerals Report for these remaining product lines.

As part of the RCOI procedures performed, we established a cross-functional conflict minerals steering committee comprised of a total of six representatives from the Company’s Supply Chain and Operational Excellence Group, Corporate Compliance Office, Finance Department, and Internal Audit, which was overseen by our Executive Vice President and Chief Financial Officer. The Supply Chain and Operational Excellence Group was responsible for performing a review of the Company’s products, conducting the country of origin inquiry, and performing the due diligence review. The Corporate Compliance Office and Finance Department were responsible for reporting and general oversight. The conflict minerals steering committee also provided updates to the Company’s Audit Committee with regards to the measures undertaken by management.

Greatbatch’s RCOI consisted of surveying Tier 1 suppliers that supply 3TG, or component parts containing 3TG, to Greatbatch. The Company’s direct suppliers similarly rely on information provided by their suppliers. An assessment process was undertaken by the Company to identify the direct suppliers that supplied 3TG or component parts containing 3TG to Greatbatch between January 1, 2013 and December 31, 2013. Based upon this assessment, which included a review of the bills of material for each of our products, a supplier survey list was established. Suppliers of 3TG or component parts that contained or potentially contained 3TG were included in the supplier survey list.

As a first step to engaging with our supply chain, the Company sent a notification to relevant suppliers in June 2013 informing them about the conflict minerals rule and asking them to complete the conflict minerals survey based on the standard template designed by the EICC and GeSI known as the Conflict Minerals Reporting Template. Given the annual compliance requirements, and in an attempt to improve future supplier response rates, the Company is in the process of updating the terms for new or renewed contracts requiring suppliers to respond to inquiries regarding Necessary Conflict Minerals in a timely manner.
The Company reviewed responses received from suppliers for inconsistencies, completeness, and inaccuracies. Responses that failed this review were identified for additional follow up. Non-responsive suppliers were reminded up to three times to respond to the survey within a given time period. The Company re-engaged all suppliers that did not send credible representations through further notifications. In total, the Company sent 189 surveys to suppliers and received 99 completed responses, representing a 52% response rate.

In accordance with Rule 13p-1, Greatbatch has filed this Specialized Disclosure Form and the associated Conflict Minerals Report for the calendar year ended December 31, 2013 filed herewith as Exhibit 1.01. Both of these reports are available on the Company’s website at www.greatbatch.com under the “Investor Relations” drop down menu and clicking on “SEC Filings.”

Section 2 – Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.01 – Conflict Minerals Report

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Dated: May 29, 2014	GREATBATCH, INC. By: /s/ Michael Dinkins __ Michael Dinkins Executive Vice President and Chief Financial Officer